Exhibit 99.1

Jaguar Mining Receives Preliminary License for Gurupi Project

JAG - TSX/NYSE

CONCORD, NH, June 15, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) announced today it has received the Preliminary License ("LP") from SEMA, the environmental agency of the state of Maranhão, for its fully-owned Gurupi Project.

The granting of the LP means that the Gurupi Project is environmentally feasible and socially accepted.  This includes all infrastructure, processing plant, water usage, tailings impoundment areas and related access and power supply for a five million tonnes per year open pit gold mining operation.  The LP is a result of sustained efforts by Jaguar, which involved external consultants, baseline, environmental impact and technical studies, as well as a successful and supportive public hearing conducted by SEMA and involving all stakeholders.

Commenting on this milestone, Mr. Daniel R. Titcomb, Jaguar's President and CEO stated, "The approval of the LP is the cornerstone for Jaguar to reach a decision to proceed, during Q3 2011, with final detailed engineering and advance the project-specific financing process with the Brazilian Development Bank.  As with the other four projects Jaguar completed in Minas Gerais over the past six years, our environmental and engineering teams have again demonstrated our ability to permit and develop integrated gold mining and processing operations on-time and on-budget. With the bankable feasibility study we filed earlier this year, we have now achieved the principal components required to finance Gurupi."

Along with cash-on-hand and cash flow from operations, Jaguar expects to raise the balance of the capital necessary to fund the Gurupi Project from the Brazilian Development Bank. The Gurupi Project is slated for commissioning during the first quarter of 2013.

Jaguar has also updated its Corporate Presentation, which can be found on the company's website at www.jaguarmining.com.

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its 256,300-hectare land base.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning the Company's ability to secure financing from the Brazilian Development Bank for the Gurupi Project as well as commission the Gurupi Project during the first quarter of 2013.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

These forward-looking statements represent our view as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2010 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

%CIK: 0001333849

For further information:

Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 13:13e 15-JUN-11